March 25, 2005

By Facsimile and U.S. Mail

Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Jonathan L. Friedman
Jonathan Ko
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071

Re:	National Property Investors III, Fox Strategic Housing
	Income Properties
      Century Properties Fund XIV, XV, XIX, and XXII, Davidson
	Income Real Estate LP, and Davidson Growth Plus LP
      Draft Amended Schedule TO-T/13E-3s
      Dated March 18, 2005
      Submitted by AIMCO Properties LP, et al.

Dear Messrs. Coco, Friedman and Ko:

	We have the following comments on the above-referenced draft revisions. Please note that the page numbers indicated below correspond to the disclosure in the Offer to Purchase units of National Property Investors III, except as otherwise noted.
Please make corresponding changes, where applicable, to each of the above-referenced filings in response to these comments.

General

1. Please provide the statements requested in the closing of our March 3, 2005 letter. File the statements in EDGAR as "CORRESP."
For your convenience, we repeat the information here:

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

2. Please tell us your plans for extending the offers and disseminating the revised information.

Offer to Purchase Units of National Property Investors III

Valuation of Units

3. We note your response to comment 11. We do not agree with your analysis that the information was not material. Note that revised disclosure in your current offers does not cure any past deficiency. In addition, we note that, in the offer for units of National Property Investors, you estimate the gross property value of the Pinetree Apartments at $5,376,146; however, the revised disclosure indicates that Pinetree Apartments is being held out for sale for $5,100,000. Please tell us why this difference exists.
In addition, the revised disclosure states that the general partner has committed to sell this property within one year. Please provide us additional information about this commitment. For example, tell us with whom has the general partner made this commitment, why, under what terms, whether the general partner decide not to follow through on this commitment, and, if so, under what circumstances. Also, it appears you should revise the offer to disclose the estimated distribution that would be made to holders of limited partnership interests, on a per unit basis, were this property sold at the price it is listed for sale.

Finally, you state that all current offers have been revised to disclose any properties currently being held out for sale.
Confirm that you have provided all disclosure regarding your plans, as required by Item 1006. Also, confirm that you have provided us marked pages of each such revised disclosure.

Background and Reasons for the Offer

4. We note your response to comment 14. What consideration have you given to disclosing the number of prior tender offers you have conducted for the units of the same partnership?

5. We note your response to comment 16. It appears you should revise the response to Item 1002(f) and Item 1014 of Regulation M-A to disclose and address the purchase price paid to unit holders for the 86 units you have purchased since your last tender offer.

Position of the General Partner of Your Partnership with Respect to the Offer

6. We note the response to comment 18. You cite the fact that this offer is higher than your prior tender offers as a positive factor. It appears that you should revise this factor to briefly discuss the fact that your most recent prior offer did not take into account the fact that the general partner was in the process of selling one partnership property, and, as you disclose, if you "had based
[y]our offer price on the actual sale price of Summerwalk Apartments instead of [y]our estimate of its gross property value, [you] estimate that [y]our offer price would have been $245.36, which is 59.4% higher than [y]our prior offer price of $153.85."

Source of Funds

7. We note the revised disclosure in response to comment 23, that you intend to acquire additional units in 8 other partnerships by tender offer and in 7 other partnerships by merger. Identify the partnerships involved in the merger transactions, the timing for the merger transactions and whether these transactions are also Rule 13e-3 transactions.

Letter of Transmittal

8. We note your response to comment 24 and will examine the letter of transmittal when it is provided.

Schedule TO-T/13E-3 filed with respect to Century Properties
Growth Fund XXII and XIX

9. We note your response to comment 27. Revise the Schedule TO-T/ 13E-3 and the disclosure document to provide the information in your supplemental response.

10. It appears you should revise the offer, and particularly the fairness determination, to address the tender offer that commenced March 24, 2005 for interests in Century Property Growth Fund XIX at $300 per unit.

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,


Abby Adams
Special Counsel
Office of Mergers and Acquisitions